                                                                      Exhibit 12

                            STEWART ENTERPRISES, INC.
                                AND SUBSIDIARIES

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                   (UNAUDITED)

                                            SIX MONTHS
                                              ENDED                        YEARS ENDED OCTOBER 31,
                                            APRIL 30,    ---------------------------------------------------------
                                               2004         2003            2002          2001             2000         1999
                                            -----------  --------------  -----------  ----------------    --------   ----------
Earnings (loss) from operations
  before income taxes..................     $  38,537(2) $  (69,470)(3)  $ 49,321(4)  $ (196,301)(5)(6)   $105,187   $142,551(7)

Fixed charges:
  Interest charges (1).................        24,618        53,797        62,655         64,235            62,748     55,543
  Interest portion of lease expense....           950         1,933         2,258          2,882             3,379      2,859
                                            ---------    ----------      --------     ----------          --------   --------
Total fixed charges....................        25,568        55,730        64,913         67,117            66,127     58,402

Earnings (loss) from operations before
  income taxes and fixed charges, less
  capitalized interest.................     $  63,961(2) $  (14,059)(3)  $113,918(4)  $ (129,847)(5)(6)   $169,960   $200,118(7)
                                            =========    ==========      ========     ==========          ========   ========
Ratio of earnings to fixed charges.....          2.50(2)          -(3)       1.75(4)           -(5)(6)        2.57       3.43(7)
                                            =========    ==========      ========     ==========          ========   ========

(1) Includes capitalized interest expense of $144 for the six months ended April 30, 2004 and $319, $316, $663, $1,354, and $835 for 2003, 2002,
      2001, 2000 and 1999, respectively.

(2) Includes a charge of $2,131 for severance costs related to workforce reductions and a charge of $91 for impairment and other charges.

(3) Includes a charge of $11,289 for the loss on early extinguishment of debt recorded in connection with the redemption of the Remarketable Or Redeemable Securities and a noncash charge of $107,300 for the impairment charges related to goodwill and long-lived asset impairment. As a result of these charges, the Company's earnings for fiscal year 2003 were insufficient to cover its fixed charges, and an additional $69,789 in pretax earnings would have been required to eliminate the coverage deficiency.

(4) Includes a noncash charge of $18,500 recorded in connection with the writedown of assets held for sale.

(5) Excludes cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

(6) Includes a noncash charge of $269,158 recorded in connection with the writedowns of assets held for sale and other charges and a charge of $9,120 for the loss on early extinguishment of debt. As a result of these charges, the Company's earnings for fiscal year 2001 were insufficient to cover its fixed charges, and an additional $196,964 in pretax earnings would have been required to eliminate the coverage deficiency.

(7) Excludes cumulative effect of change in accounting principle of $50,101 (net of $28,798 income tax benefit).

----------
      During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.